Weston Financial Services LLC

Statement of Financial Condition
For the Year Ended December 31, 2018

Weston Financial Services LLC

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McCann (914) 588-8965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard (Address) Port Washington (City) NY (State) 11050 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Financial Services LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Rockland
Sworn before me on 25th
day of February 2019
Mary Shelia Jacobsen
Notary Public

Signature
General Principal
Title

MARY SHELIA JACOBSEN
Notary Public - State of New York
NO. 01JA6346689
Qualified in Rockland County
My Commission Expires Aug 22, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Weston Financial Services, LLC
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Weston Financial Services, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Weston Financial Services, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Weston Financial Services, LLC's management Our responsibility is to express an opinion on Weston Financial Services, LLC's financial statement based on our audit We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Weston Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company LLP

We have served as Weston Financial Services, LLC's auditor since 2014

Port Washington, New York
February 26, 2019

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Weston Financial Services LLC
Statement of Financial Condition
At December 31, 2018

ASSETS:

Cash	$ 141,043
Fees receivable	221,700
Prepaid expenses	7,865
Total Assets	$ 370,608

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES:

Accrued expenses	$ 41,587
Commissions payable	8,280
Subordinated loan	75,000
Total Liabilities	124,867

MEMBERS' EQUITY	245,741
Total Liabilities and Members' Equity	$370,608

See accompanying notes to financial statements.

1. Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in selling limited partnerships in primary distributions and private placement of securities.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Recently Adopted Accounting Pronouncements
Effective January 1, 2018, the Company adopted the recently effective standards under Revenue from Contracts with Customers (Topic 606), which is applicable to all companies that enter into contracts with customers to transfer goods or services. These standards are effective for public business entities for interim and annual reporting periods beginning after December 15, 2017. Entities have the choice to apply these ASU's either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of the initial application and not adjusting comparative information.

The Company has elected the modified retrospective method (i e , cumulative method) which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Recently Issued Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of paragraphs throughout the FASB ASC. The Company adopted this standard effective January 1, 2019. Management has determined the adoption of ASU 2016-02 will have no material effect on the Company's financial statements.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America

2. Significant Accounting Policies, continued

Cash
The Company maintains its cash balances at one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Revenue Recognition
Revenue from contracts with customers includes asset management fees and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

The primary sources of revenue for the Company are as follows:

Asset Management Fees
The Company receives a contractual amount from one client based on assets under management in accordance with a service termination agreement. The Company believes the performance obligation for providing asset management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment Advisory Fees
The Company provides investment advisory services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Compensation and Commissions
Registered representatives of the Company have agreed with the Company to receive a negotiated portion of the fees received by the Company with respect to transactions worked on by the registered representative.

Fees Receivable
Fees receivable are stated at the amount the Company expects to collect. The Company records allowances for doubtful accounts resulting from the inability of clients to make required payments when considered necessary. At December 31, 2018, no allowances were necessary and fees receivable totaled $221,700. Approximately 96% of fees receivable is from one client.

2. Significant Accounting Policies, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No Federal or State income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income in their individual income tax returns. The Company is subject to New York City unincorporated business tax. No provision was required for the year ended December 31, 2018. The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

There were no unrecognized tax benefits for the year ended December 31, 2018. Each of the Company's Federal tax returns filed in the 3-year period ended December 31, 2018 remains subject to examination by the Internal Revenue Service. As of December 31, 2018, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Revenue

Fee income earned by the Company from one client, amounted to $850,000 (96% of total fee income) for the year ended December 31, 2018. A portion of the fee income is designated as payable to Weston Capital Partners Master Fund II, Ltd. pursuant to agreement.

Revenue consists of the following:

Revenue Item Breakdown	Amount	Timing of Recognition
(a) Asset management fees	$ 850,000	Recorded as earned
(b.) Investment advisory fees	37,621	Recorded as earned
Total	$ 887,621	

3. Revenue, continued

(a) The Company has an amended and restated services termination agreement (the "Agreement") with White Oak Global Advisors, LLC and White Oak Partners, LLC (collectively, "White Oak"). Per agreement, White Oak agrees to pay Weston $212,500 within 30 days after the end of each calendar quarter beginning the first quarter of 2013 and continuing through December 31, 2019, with respect to investments under management. The quarterly fee may be reduced in the event management fees earned by White Oak are below an agreed upon base amount.

(b) The Company is paid as compensation for its solicitation services, a percentage of the fees received by an investment fund in connection with a client having assets so managed. These fees are paid to the Company and then a portion paid to the registered representatives as commissions.

4. Related Party Transactions

On December 19, 2014, the Company received a subordinated loan from a member of the Company in the amount of $75,000. The loan is subordinated to all claims of creditors of the Company. The loan matures on December 19, 2019. There is an extension of maturity clause in the agreement that extends the subordinated loan an additional year each year. Interest is payable quarterly at a rate of 10% per annum. For the year ended December 31, 2018, interest expense of $7,500 has been charged to operations.

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2018, the Company had net capital of $99,456 which was $94,456 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.50 to 1 at December 31, 2018.

6. Settlement Agreement

The Company has entered into a settlement agreement with Wimbledon Financing Master Fund Ltd, as assignee of Weston Capital Partners Master Fund II, Ltd. (Partners II). The Company will make payments to Wimbledon Financing Master Fund, Ltd. as assignee of Weston Capital Partners Master Fund II, Ltd. (Partners II) through February 4, 2020, Payments totaling $435,000 were made during 2018, and the Company is obligated to make payments of $455,000 in 2019 and $115,000 in 2020. The Company may also be obligated to make a residual payment to Wimbledon according to procedures set out in the Settlement Agreement. Based on these procedures, there was no residual payment for 2018.

7. Commitments and Contingent Liabilities

On January 1, 2018, the Company entered into a new lease agreement for office space that terminated on December 31, 2018. The monthly rent under this agreement escalated to $1,500 per month commencing on September 1, 2018. The agreement renews on a month-to-month basis, unless and until canceled at the end of any month, upon no less than thirty days prior written notice from either party.

For the year ended December 31, 2018, the total rent expense amounted to $14,000, which is included on the statement of operations.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 26, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2018.